UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-31927

NOTIFICATION OF LATE FILING	CUSIP NUMBER 92346X 107

(Check one): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11 -K  ☒ Form 10-Q  ☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VerifyMe, Inc.
Full Name of Registrant

LaserLock Technologies, Inc.
Former Name if Applicable

409 Boot Road
Address of Principal Executive Office (Street and Number)

Downingtown, PA 19335
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VerifyMe, Inc., formerly LaserLock Technologies, Inc. (the “Registrant”), requires additional time to complete the accounting and reporting for certain activities and disclosures, and could not finalize its Quarterly Report on Form 10-Q (the “Quarterly Report”) in sufficient time to permit its filing within the prescribed time period without unreasonable expense and effort. The Registrant is working expeditiously to complete the Quarterly Report and expects that the Quarterly Report will be filed no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas A. Nicolette	(516)	381-1100
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒       No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒       No  ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2016 and 2015, we generated revenues of $0 and $142,642.  For the three months ended September 30, 2016 and 2015, we had a net income (loss) of $(1,772,901) and $216,337.

During the three months ended September 30, 2016, the Company reported an unrealized loss on the market value of warrants of $820,667 as compared to a loss of 1,355,293 for the three months ended September 30, 2015, an decrease in the loss of $534,626. The change primarily resulted from the valuation of warrants associated with the Investment Agreement entered into on December 31, 2012 with VerifyMe, Inc. – Texas (“VFM”) and the Subscription Agreement entered into on January 31, 2013 with VFM. The values of these warrants have increased during the three months ended September 30, 2016 because the trading price of the Company’s Common Stock has increased.

During the three months ended September 30, 2016, the Company reported an unrealized loss of $500,000 for the change in the fair value of the embedded derivative liability as compared to a gain of $0 for the three months ended September 30, 2015.  This change is related to increase in the value of the beneficial conversion option related to the 0% Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C”), issued in February 2016 and the Series A Preferred Stock issued in conjunction with the Subscription Agreement entered into on January 31, 2013 with VFM.  The increase in the embedded derivative liability is due to the increase in the trading price of the Company’s Common Stock.

For the nine months ended September 30, 2016 and 2015, we generated revenues of $11,705 and $200,600.  For the nine months ended September 30, 2016 and 2015, we had a net loss of $1,695,849 and $1,003,625.

During the nine months ended September 30, 2016, the Company reported an unrealized gain on the market value of warrants of $2,499,790 as compared to $2,642,138 for the nine months ended September 30, 2015, a decrease of $142,348. The change primarily resulted from the valuation of warrants associated with an Investment Agreement entered into on December 31, 2012 with VFM and a Subscription Agreement entered into on January 31, 2013 with VFM. The values of these warrants have decreased during the nine months ended September 30, 2016 because the trading price of our Common Stock has increased. This decrease however, was offset by an increase in the value of the warrants associated with the Series C issuance.

During the nine months ended September 30, 2016, the Company reported an unrealized gain of $239,000 for the change in the fair value of the embedded derivative liability as compared to a gain of $0 for the nine months ended September 30, 2015.  This change is related to a decrease in the value of the beneficial conversion option related to the 0% Series C Convertible Preferred Stock (the “Series C Preferred”) issued in February 2016 and the Series A Preferred Stock issued in conjunction with the Subscription Agreement entered into on January 31, 2013.  The decrease in the embedded derivative liability is due to the loss created by the conversion of Series C Preferred Stock offset by the decrease in the trading price of the Company’s Common Stock.

VerifyMe, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2016	By.	/s/ Scott McPherson
Name: Scott McPherson Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).